Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
 Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.iilliansidoti.com
CA Bar#244269

April 3, 2009

H. Christopher Owings
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re:     Solar Acquisition Corp.

Registration Statement on Form S-1, as amended
Filed March 3, 2009
Form 10-K for Fiscal Year Ended December 31, 2007
Filed July 10, 2008
Form 10-Q for Fiscal Period Ended September 30, 2008
Filed January 12, 2009
File No. 333-152-496

Dear Mr. Owings,

Please see the responses to your letter below:

Registration Statement on Form S-1. as amended General

1.
We note that the S-1 /A that you filed on March 30, 2009 and the S- 1/A that you filed on March 31, 2009 are both identified as the fifth amendment to your S-1 that was originally filed on July 24, 2008. Each time that yon file an amendment you must accurately indicate the amendment number. For instance, you should have identified your March 31, 2009 filing as amendment six regardless of the reason for making the filing. Please confirm your understanding in this regard.

       We understand and will comply with future filings. This most recent filing is identified as Amendment #7.

Table of Contents, Page 4

2.
We note your statement "plan of Operation (PLEASE ADVISE THERE IS NO PLAN OF OPERATION IN THE DOCUMNT). Please remove your entire reference to the Plan of Operation section from your Table of Contents.

       "Plan of Operation" has been removed from the Table of Contents.

Item 27. Exhibit Index, page 31

3.
We note your response to comment three from our letter dated March 16, 2009. We also note that your auditor's consent is dated February 20, 2009.  At the time you request acceleration of effectiveness, please file an updated auditor's consent as an exhibit to the filing so that it is dated within the preceding 30 days from the date your registration statement will become effective. Please confirm your understanding in this regard.

        We have filed an updated auditor's consent as an exhibit to this filing. We understand and will comply with future filings.

Signatures, page 33

4.	Please assure that future amendments to your registration statement are signed by the appropriate parties on or about the date of filing. Please see comment 12 in our letter dated February 3, 2009.

        We will make sure future amendments to our registration are signed by the appropriate parties on or about the date of filing.

Form 10-Q for the Fiscal Period Ended September 30. 2009

5.
We note your response to comment four from our letter dated March 16, 2009. Please confirm that the inclusion of your certifying officer's title in the title of the certification was not intended to limit the capacity in which the officer provided the certifications.

        We confirm that the inclusion of the certifying officer's title of the certification was not intended to limit the capacity in which the officer provided the certifications.

6.
You indicated in your Form 12b-25 that you could not file your Form 10-K because you could not compile certain information that was necessary for you to file a timely and accurate report on your financial condition. In light of the fact that you have already included in your Form S-l audited financial statements for the fiscal year ended December 31, 2008, please discuss the certain information you were unable to compile without unreasonable expense which prevented you from filing your Form 10-K. In this regard, we would expect your registration statement be revised to reflect this additional information.

       There is no additional information needed to be provided on the 10k. The 10k was filed on April 2, 2009. The issue with the 10k was formatting and time needed to edgarize. Please let us know if this is a sufficient explanation.

Please contact us with any questions or concerns. If possible, please advise us if we may submit a request for acceleration. Our fax number is 951-602-6049.

Sincerely,

/s/ jis
Jillian Ivey Sidoti
Counsel for Solar Acquisitions Corp, Inc.

du/JIS

cc: Clients